UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kennedy-Wilson Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

489398107
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 489398107	SCHEDULE 13G	Page 2 of 14

1	NAME OF REPORTING PERSON LeFrak Merchant Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,243,796
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,243,796
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,243,796
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 489398107	SCHEDULE 13G	Page 3 of 14

1	NAME OF REPORTING PERSON LeFrak Merchant Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,243,796
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,243,796
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,243,796
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 489398107	SCHEDULE 13G	Page 4 of 14

1	NAME OF REPORTING PERSON NOK1 Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,256,204
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,256,204
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,256,204
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 489398107	SCHEDULE 13G	Page 5 of 14

1	NAME OF REPORTING PERSON NOK1 Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,256,204
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,256,204
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,256,204
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 489398107	SCHEDULE 13G	Page 6 of 14

1	NAME OF REPORTING PERSON Richard LeFrak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,500,000
	6	SHARED VOTING POWER 62,000
	7	SOLE DISPOSITIVE POWER 4,500,000
	8	SHARED DISPOSITIVE POWER 62,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,562,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 489398107	SCHEDULE 13G	Page 7 of 14

Explanatory Note.

This Schedule 13G relates to the Common Stock (the “Shares”) of Kennedy-Wilson Holdings, Inc. (the “Issuer”).

Item 1.	(a)	Name of Issuer

Kennedy-Wilson Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

9701 Wilshire Blvd., Beverly Hills, CA 90212

Item 2.	(a)	Name of Person Filing

This Statement on Schedule 13G is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) LeFrak Merchant Capital, L.P. (“LMC”);

(ii) LeFrak Merchant Capital GP LLC (“LMC-GP”);

(iii) NOK1 Capital, L.P. (“NOK1”);

(iv) NOK1 Capital GP LLC (“NOK1-GP”); and

(v) Richard LeFrak.

LMC-GP is the general partner of LMC.  NOK1-GP is the general partner of NOK1.   Mr. LeFrak is the sole shareholder of the manager of LMC-GP and NOK1-GP and as such may be deemed to beneficially own the Shares directly owned by LMC and NOK1. Mr. LeFrak may also be deemed to beneficially own and share voting and dispositive power over shares that are directly owned by certain LeFrak family trusts and foundations. Each of the Reporting Persons disclaims beneficial ownership of any Shares not directly owned by such Reporting Person.

	(b)	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is: c/o LeFrak Organization, 40 West 57th Street, 23rd Floor, New York, NY 10019.

	(c)	Citizenship

See row 4 on cover page of each reporting person

	(d)	Title of Class of Securities

See cover page

CUSIP No. 489398107	SCHEDULE 13G	Page 8 of 14

(e)	CUSIP Number

See cover page

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.                     Ownership

All ownership percentages set forth herein assume that there are 91,792,607 Shares outstanding based on the information in the Prospectus filed by the Issuer on January 8, 2014 and the Current Report on Form 8-K filed by the Issuer on January 10, 2014.

(a)	Amount Beneficially Owned

See row 9 of cover page of each reporting person

(b)	Percent of Class

See row 11 of cover page of each reporting person

CUSIP No. 489398107	SCHEDULE 13G	Page 9 of 14

(c)	Number of Shares as to which such person has

	(i)	sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

	(ii)	shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person

	(iii)	sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

	(iv)	shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person

Item 5.                     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box ☒.

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person

The limited partners of LMC and NOK1 have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of LMC and NOK1 in accordance with their respective ownership interests in LMC and NOK1.

Item 7.                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.                     Identification and Classification of Members of the Group

Not Applicable

Item 9.                     Notice of Dissolution of Group

Not Applicable

CUSIP No. 489398107	SCHEDULE 13G	Page 10 of 14

Item 10.                   Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 489398107	SCHEDULE 13G	Page 11 of 14

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:           February 12, 2014

LeFrak Merchant Capital, L.P.

By: LeFrak Merchant Capital GP LLC, its General Partner

By: LeFrak Investment Holding LLC, Member

By: New Stone Manager Corp., its Manager.

By:	/s/ Harrison T. LeFrak
	Name:	Harrison T. LeFrak
	Title:	Vice President

LeFrak Merchant Capital GP LLC

By: LeFrak Investment Holding LLC, Member

By: New Stone Manager Corp., its Manager.

By:	/s/ Harrison T. LeFrak
	Name:	Harrison T. LeFrak
	Title:	Vice President

NOK1 Capital, L.P.

By: NOK1 Capital GP LLC, its General Partner

By: LeFrak Investment Holding LLC, Member

By: New Stone Manager Corp., its Manager

By:	/s/ Harrison T. LeFrak
	Name:	Harrison T. LeFrak
	Title:	Vice President

CUSIP No. 489398107	SCHEDULE 13G	Page 12 of 14

NOK1 Capital GP LLC

By: LeFrak Investment Holding LLC, Member

By: New Stone Manager Corp., its Manager

By:	/s/ Harrison T. LeFrak
	Name:	Harrison T. LeFrak
	Title:	Vice President

Richard LeFrak

/s/ Richard LeFrak

CUSIP No. 489398107	SCHEDULE 13G	Page 13 of 14

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13G.

Date:           February 12, 2014

LeFrak Merchant Capital, L.P.

By: LeFrak Merchant Capital GP LLC, its General Partner

By: LeFrak Investment Holding LLC, Member

By: New Stone Manager Corp., its Manager.

By:	/s/ Harrison T. LeFrak
	Name:	Harrison T. LeFrak
	Title:	Vice President

LeFrak Merchant Capital GP LLC

By: LeFrak Investment Holding LLC, Member

By: New Stone Manager Corp., its Manager.

By:	/s/ Harrison T. LeFrak
	Name:	Harrison T. LeFrak
	Title:	Vice President

CUSIP No. 489398107	SCHEDULE 13G	Page 14 of 14

NOK1 Capital, L.P.

By: NOK1 Capital GP LLC, its General Partner

By: LeFrak Investment Holding LLC, Member

By: New Stone Manager Corp., its Manager

By:	/s/ Harrison T. LeFrak
	Name:	Harrison T. LeFrak
	Title:	Vice President

NOK1 Capital GP LLC

By: LeFrak Investment Holding LLC, Member

By: New Stone Manager Corp., its Manager

By:	/s/ Harrison T. LeFrak
	Name:	Harrison T. LeFrak
	Title:	Vice President

Richard LeFrak

/s/ Richard LeFrak